UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76387 / November 9, 2015

Admin. Proc. File No. 3-16746

In the Matter of

STORM CAT ENERGY CORP.,
UNIVISION ENGINEERING LIMITED, and
WORLD GAMING PLC

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Storm Cat Energy Corp., Univision Engineering Limited, or World Gaming PLC and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Storm Cat Energy Corp., Univision Engineering Limited, and World Gaming PLC.[2] The order contained in that decision is hereby declared

---

[1] 17 C.F.R. § 201.360(d).

[2] *Storm Cat Energy Corp., Univision Eng'g Ltd., and World Gaming PLC,* Initial Decision Release No. 879 (Sept. 14, 2015), 112 SEC Docket 08, 2015 WL 5317210. The stock symbols and Central Index Key numbers are: SCUEF and 1178818 for Storm Cat Energy Corp.; UVEL and 1501179 for Univision Engineering Limited; and WGMGY and 1126599 for World Gaming PLC.

effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the registered securities of Storm Cat Energy Corp., Univision Engineering Limited, and World Gaming PLC are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

In the Matter of   :

                                   : INITIAL DECISION MAKING FINDINGS

STORM CAT ENERGY CORP.,   : AND REVOKING REGISTRATIONS

UNIVISION ENGINEERING LIMITED, and : BY DEFAULT

WORLD GAMING PLC   : September 14, 2015

_____

APPEARANCE: David S. Frye for the Division of Enforcement,
                       Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Storm Cat Energy Corp. (SCUEF), Univision Engineering Limited (UVEL), and World Gaming PLC (WGMGY) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 12, 2015, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. The OIP provides that each Respondent's Answer to the OIP is due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by August 19, 2015.[2] Each was warned that a Respondent that failed to file an Answer within the time provided would be deemed to be in default and that the undersigned would enter an order revoking the registration of its securities. *Storm Cat Energy Corp.*, Admin.

---

[1] The short form of each issuer's name is also its stock symbol.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

Proc. Rulings Release No. 3059, 2015 SEC LEXIS 3436 A.L.J. Aug. 20, 2015). None filed an Answer, and each was ordered to show cause by September 11, 2015, why it should not be deemed to be in default and the registration of its securities revoked. *Storm Cat Energy Corp.*, Admin. Proc. Rulings Release No. 3091, 2015 SEC LEXIS 3582 (A.L.J. Sept. 2, 2015) (Order to Show Cause). To date, none has filed an Answer to the OIP or responded to the Order to Show Cause. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

SCUEF (CIK No. 1178818)[3] is a British Columbia corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SCUEF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $57,783,000 for the prior nine months. On November 10, 2008, SCUEF filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Colorado, which was closed on July 2, 2013. As of August 7, 2015, the common stock of SCUEF was traded on the over-the-counter markets.

UVEL (CIK No. 1501179) is a Hong Kong corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UVEL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR-12G[4] on March 26, 2012. As of August 7, 2015, the ordinary shares of UVEL were not publicly quoted or traded.

WGMGY (CIK No. 1126599) is an England and Wales corporation located in London, England, United Kingdom, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WGMGY is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2005. As of August 7, 2015, the ordinary shares of WGMGY were traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rule 13a-1.

---

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Storm Cat Energy Corp. is REVOKED;

the REGISTRATION of the registered securities of Univision Engineering Limited is REVOKED; and

the REGISTRATION of the registered securities of World Gaming PLC is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

_____
Carol Fox Foelak
Administrative Law Judge

---

[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).